

OFFERING MEMORANDUM

facilitated by



Milagro Foods LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

EXPEDITED OFFERING

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATED TO COVID-19 AND PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.

(A) The Company

Name of Company	Milagro Foods LLC
State of Organization	CO
Date of Formation	04/05/2015
Entity Type	Limited Liability Company
Street Address	41322 London Dr, Parker CO, 80138
Website Address	www.coloradohemphoney.com

(B) Directors and Officers of the Company

Key Person	Nicholas French
Position with the Company Title First Year	 CEO 2015
Other business experience (last three years)	***Founder and CEO at Frangiosa Farm (Parent company Milagro Foods) 04-2015 - Current*** *Responsible for strategic planning, product innovations, beekeeping and hemp farming, and day-to-day operations.* **Finance, Manager (Property Accounting), UDR, Inc.**

4/2013- 11/2015

Responsible for entire budgeting, forecasting, and reporting of $115M property tax budget. Primary point of contact for all corporate office property tax issues. Managed tax analyst to ensure all annual tax filings, bill pay, and compliance requirements were met. Established new property tax department, developed process, procedures, and work flows where there were previously none.

Senior Financial Analyst, Archstone Communities

2011-2013

Responsible for improving understanding of financial and accounting workflow, data clarity, process documentation, and periodic reporting. Primary point of property tax budget, forecast, accrual, and cash issues. Mentor to 3 tax analyst to ensure all annual tax filings, bill pay, and compliance requirements were met. Established new property tax management system, developed data integrity processes, procedures, and work flows where there were previously none.

Senior Financial Analyst, CoBank

2009-2011

Provided finance support to the banking groups and departments through the preparation of standardized management reports, preparation of budgets and forecasts, monthly monitors of financial results.

Senior Financial Analyst, Oppenhiemerfunds, Inc.

2002-2009

Responsible for managing the month-end close process, calculation of daily expense accruals, mass allocations, and financial variance analysis and how it related to expense ratios for more than 85 mutual funds

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Nicholas French	100%

(D) The Company's Business and Business Plan

Use of Funds

We will be investing in five key parts of our business to create a platform for growth over the upcoming years.

- New Product Innovation: Innovation remains central to our success as a brand. We are continuing to look for and creating new and novel healing products that meet the needs of our clients.
- Marketing and Advertising: Key to our success is to engage social media influencers to help create new customers through engaging content. We will continue to advertise in key digital and print channels that support our brand and message.
- Secure supply chain: With greater buying power we secure better pricing on raw materials such as hemp, secure jars, lids, and labels that have been in short supply
- Kitchen Renovations: We are building out a certified Good Manufacturing Practices (cGMP) honey packing facility on our farm. Many of our customers require a cGMP stamp of approval to bring products into stores.
- Covid Reserve Funds: Used to help maintain an adequate cash reserve in the invent of future lock down or governmental restriction that negatively impact revenue.

Our Mission

To create and share the most innovative natural products that support the health and wellness of individuals, communities and the eco-systems that help create them.

- Building Trust
- Simple Ingredients
- Social and Environmental Support

The Team

Nick French, Founder and Bee Shepherd

Nick French is the owner of Frangiosa Farms. He is a U.S. Marine Corps veteran and has gained knowledge through his time and travels in the U.S. Marine Corps and through traditional education. He has studied biology, tropical marine biology in Australia, microbiology, and finance. Nick is also passionate about urban farming and has a love of beekeeping that has grown over the years. He has been keeping bees since 2008 in urban farms, on rooftops, and in backyards. The farm that started it all, Frangiosa Farms, has over a hundred hives at the foothills of the Rocky Mountains.

Ali French, Business Development Manager

Ali has a career in sales, recruitment, and business development that spans the last 25 years.

After graduating with a degree in Hispanic studies in the U.K., she traveled to Guatemala for three months where she met her husband, Nick. During her extensive career, she has helped bring franchisees on board, helped stores launch new products, conducted promotional campaigns, helped employees with sales and objections, lead recruitment efforts, lead product development and marketing, worked in international sales, and even owned a pet magazine!

Matt Seres, Marketing and Brand Manager

Matt was born in Detroit and raised in Denver and is also a graduate of University of Colorado at Denver. He has spent his career in the worlds of specialty, natural, and organic foods. He has been with the company since the summer of 2017 and enjoys spreading the word about bees and their importance in our food system. In his spare time, he supports the arts and historical communities in Denver and supports local artists and musicians across many non-profit endeavors.

Jared Brasel, National Sales Manager

Jared was born in Seattle, Washington, but grew up on the other side of the water in the small town of Bainbridge Island. Jared moved to San Diego in 2001 after graduating from Edmonds Community College to start his career and ultimately found his calling in Pet.

Jared started in the pet world working for a Distributor in 2005 and, in a few short years, moved on to work with a few different manufacturers, which broadened his selling into Petco and then into the Food Drug Mass segment. Jared soon realized he left his passion behind with the independents, so Jared looked to get back to his roots and was able to join Colorado Hemp Honey mid-September of 2019.

At Colorado Hemp Honey Quality Matters...

As beekeepers and hemp farmers, us at Colorado Hemp Honey place the highest of values on the integrity and purity of our products.

- At Colorado Hemp Honey, each of our ingredients in tested three times for purity and potency before it leaves our facility and reaches our customers.
- Each one of our six flavors of Colorado Hemp Honey is certified as Glyphosate Residue Free by The Detox Project.

Our Products

Colorado Hemp Honey is more than just regular hemp! Our honey is infused with full-spectrum hemp extract containing naturally occurring cannabinoids and terpenes. We use a proprietary blend of Colorado-grown hemp and triple test our batches for purity and potency.

- Hemp Honey Jars & Sticks
- Pet products
- Hemp Infused Coffee
- Topicals

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 10 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$105,000
Offering Deadline	March 25, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$215,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Kitchen Renovations	$29,000	$47,000
Marketing and Adverting	$20,000	$45,000
New Product Innovation	$20,000	$45,000
Secure supply chain	$14,000	$30,000
Covid Reserve Fund	$15,700	$35,100
Mainvest Compensation	$6,300	$12,900
TOTAL	$105,000	$215,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change.

The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.0 - 2.0%[2]
Payment Deadline	2029-10-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.6 x 1.4 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.26%

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.0% and a maximum rate of 2.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$105,000	1.0%
$132,500	1.2%
$160,000	1.5%
$187,500	1.8%
$215,000	2.0%

[3] To reward early participation, the investors who contribute the first $10,000.0 raised in the offering will receive a 1.6x cap. Investors who contribute after $10,000.0 has been raised in the offering will receive a 1.4x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Class A Shares
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Yes
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Name of Security	Class B Shares
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	No
How these securities differ from the revenue sharing notes being offered to investors	Class B Limited Liability Company Interests have no voting rights.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Nicholas French	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central

Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 3.0% of the amount of the Offering raised by First Time Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "First Time Users" means a user of Mainvest.com who became a user only after the Offering was publicly listed on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
LG FUNDING LLC	$130,000	15%	08/31/2022	

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

Colorado Hemp Honey has been operating since June 2015 and has since achieved the following milestones:

- Opened location in Parker, Colorado

- Achieved revenue of $224k in 2017, which then grew to $2.9M in 2019.

Historical financial performance is not necessarily predictive of future performance.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

FINANCIAL INFORMATION NOT INDEPENDENTLY REVIEWED

THE FINANCIAL INFORMATION PROVIDED TO INVESTORS HAS NOT BE REVIEWED BY AN INDEPENDENT PUBLIC ACCOUNTANT AND IS CERTIFIED BY THE PRINCIPAL EXECUTIVE OFFICER OF THE ISSUER.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its -

year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,500,000	$1,725,000	$1,897,500	$2,030,325	$2,131,841
Cost of Goods Sold	$350,000	$402,500	$442,750	$473,742	$497,429
Gross Profit	$1,150,000	$1,322,500	$1,454,750	$1,556,583	$1,634,412
EXPENSES					
Utilities	$13,500	$13,837	$14,182	$14,536	$14,899
Salaries	$525,000	$603,750	$664,125	$710,613	$746,143
Insurance	$9,500	$9,737	$9,980	$10,229	$10,484
Equipment Lease	$550	$563	$577	$591	$605
Repairs & Maintenance	$15,000	$15,375	$15,759	$16,152	$16,555
Legal & Professional Fees	$2,500	$2,562	$2,626	$2,691	$2,758
Promotions and Events	$15,000	$15,375	$15,759	$16,152	$16,555
Farm Supplies	$8,800	$9,020	$9,245	$9,476	$9,712
Taxes	$25,000	$25,625	$26,265	$26,921	$27,594
License and Fees	$2,500	$2,562	$2,626	$2,691	$2,758
Office Supplies and Equipment	$20,000	$20,500	$21,012	$21,537	$22,075
Merchant and Band Fees	$30,000	$30,750	$31,518	$32,305	$33,112
Travel	$20,000	$20,500	$21,012	$21,537	$22,075
Advertising	$50,000	$51,250	$52,531	$53,844	$55,190
Commissions	$25,000	$25,625	$26,265	$26,921	$27,594
Consulting	$15,000	$15,375	$15,759	$16,152	$16,555
Charitable Contributions	$10,000	$10,250	$10,506	$10,768	$11,037
Operating Profit	$362,650	$449,844	$515,003	$563,467	$598,711

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation

14

Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

THIS OFFERING IS BEING CONDUCTED PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF WHICH HAS LIMITED CANCELLATION RIGHTS FOR INVESTORS. THE ISSUER HAS ELECTED TO UTILIZE THE SAME CANCELLATION RIGHTS AS A NON-EXPEDITED OFFERING UNDER REGULATION CROWDFUNDING. INVESTORS MAY CANCEL THEIR INVESTMENT FOR ANY REASON UNTIL FORTY EIGHT (48) HOURS PRIOR TO THE OFFERING CLOSE DATE. IF AN INVESTOR DOES NOT CANCEL THEIR INVESTMENT PRIOR TO 48) HOURS TO THE OFFERING CLOSE DATE THEN THE INVESTOR MAY ONLY CANCEL THEIR INVESTMENT IN THE EVENT OF A MATERIAL CHANGE WHICH REQUIRES AFFIRMATIVE RECONFIRMATION OF THEIR INVESTMENT. SHOULD AN INVESTOR NOT CANCEL THEIR INVESTMENT COMMITMENT PRIOR TO 48 HOURS PRIOR TO THE OFFERING CLOSE DATE AND NO MATERIAL CHANGES OCCUR, THE INVESTOR WILL BE UNABLE TO CANCEL THEIR INVESTMENT COMMITMENT AND THE FUNDS WILL BE RELEASED TO THE ISSUER UPON THE CLOSING OF THE OFFERING AND THE INVESTOR WILL RECEIVE SECURITIES IN EXCHANGE FOR HIS OR HER INVESTMENT.

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$653,199.00	$943,245.00
Cash & Cash Equivalents	$137,864.00	$282,957.00
Accounts Receivable	$144,082.00	$170,339.00
Short-term Debt	$0	$0
Long-term Debt	$340,738.00	$417,194.00
Revenues/Sales	$1,239,394.00	$3,030,494.00
Cost of Goods Sold	$598,132.00	$1,606,869.00
Taxes Paid	$0	$0
Net Income	$-325,180.00	$104,674.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V